UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Arcade Acquisition Corp.
                               (Name of Issuer)

                 Common Stock, par value $0.0001 per share
                        (Title of Class of Securities)

                                  038798104
                                (CUSIP Number)

                                Jon L. Mosle
                            HBK Investments L.P.
                    2101 Cedar Springs Road, Suite 700
                              Dallas, TX 75201
                               (214) 758-6107
          (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              April 16, 2009
          (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038798104

1.  Name of Reporting Person.

    HBK Master Fund L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Cayman Islands

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 0%

14.  Type of Reporting Person: PN

CUSIP No. 038798104

1.  Name of Reporting Person.

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 0%

14.  Type of Reporting Person: PN

CUSIP No. 038798104

1.  Name of Reporting Person.

    HBK Services LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 0%

14.  Type of Reporting Person: OO

CUSIP No. 038798104

1.  Name of Reporting Person.

    HBK New York LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 0%

14.  Type of Reporting Person: OO



CUSIP No. 038798104

1.  Name of Reporting Person.

    HBK Partners II L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 0%

14.  Type of Reporting Person: PN

CUSIP No. 038798104

1.  Name of Reporting Person.

    HBK Management LLC

2.  Check the Appropriate Box if a Member of a Group

    (a) /X/
    (b) / /

3.  SEC Use Only

4.  Source of Funds

    AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 0
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 0
Person
With:
              10. Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     0

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 0%

14.  Type of Reporting Person: OO

Explanatory Notes

     This Amendment No. 1 to Schedule 13D (this "Amendment") hereby amends and supplements the statement on Schedule 13D filed on October 17,2008 (the "Initial Schedule 13D" and the Initial Schedule 13D as amended, the
"Schedule 13D") with the Securities and Exchange Commission relating to the shares of common stock, par value, $0.0001 per share, of Arcade Acquisition Corp., a Delaware corporation. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D. This Amendment is being filed in order to report the sale by HBK Master of its entire position of Common Stock. This Amendment amends and restates Item 5 in its entirety and amends and supplements Item 7, as set forth below. This Amendment constitutes an "exit filing" with respect to the Schedule 13D.


Item 5.  Interest in Securities of the Issuer

     The disclosure in Item 5 is hereby amended and restated in its entirety as follows:

     (a) Each of the Reporting Persons no longer beneficially owns any shares of Common Stock.

     (b) Not Applicable.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix A-2 hereto.

     (d) Not Applicable.

     (e) As of April 16, 2009, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.


Item 7.  Material to be Filed as Exhibits

     The following documents are filed as appendices and exhibits:

Appendix A-2:  Transactions Effected During the Past Sixty Days




                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DATED: April 17, 2009

                                            HBK INVESTMENTS L.P.

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


                                            HBK SERVICES LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


                                            HBK NEW YORK LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


                                            HBK PARTNERS II L.P.
                                            By: HBK Management LLC
                                                General Partner

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


                                            HBK MANAGEMENT LLC

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)


                                            HBK MASTER FUND L.P.
                                            By:  HBK Services LLC
                                                 Investment Advisor

                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)

(1) An Authorization Certificate authorizing Jon L. Mosle to act on behalf of each Reporting Person was previously filed.



                                    APPENDIX A

This Appendix sets forth information with respect to each purchase and sale of Common Stock which were effectuated by a Reporting Person during the past sixty days. The reported sale was effectuated in the open market through a broker.

Shares of Common Stock purchased or sold by HBK Master:

Date of Transaction	Number of Shares	Price Per Share ($)
                        Bought/(Sold)
4/16/09			(1,369,900)		7.81